SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))

2.5% Contingent Convertible Senior Notes due 2037
2.25% Contingent Convertible Senior Notes due 2038
(Title of Class of Securities)

165167BZ9 / 165167CA3 (2.5% Contingent Convertible Senior Notes due 2037)
165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President - General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Tull R. Florey
Hillary H. Holmes
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$282,725,000	$32,767.83

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The aggregate purchase price of (i) the 2.5% Contingent Convertible Senior Notes due 2037 of $1,005.00 per $1,000 principal amount outstanding up to $100,000,000 and (ii) the 2.25% Contingent Convertible Senior Notes due 2038 of $985.00 per $1,000 principal amount outstanding up to $185,000,000.

**	The amount of the filing fee was calculated at a rate of $100.70 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,767.83	Filing Party:	Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO-I (File No. 005-43515)	Date Filed:	December 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), on December 6, 2016 (the “Schedule TO”), in connection with the Company’s offers to purchase (the “Tender Offers”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”) and 2.25% Contingent Convertible Senior Notes due 2038 (the “2038 Notes”).

This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as otherwise specifically provided herein, this Amendment No. 1 does not modify any of the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary,” in the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The Tender Offers expired at 11:59 p.m., New York City time, on January 4, 2017 (the “Expiration Date”). The Company has been advised by Global Bondholder Services Corporation, the information agent and depositary for the Tender Offers, that approximately $104.3 million aggregate principal amount of the 2037 Notes and approximately $191.7 million aggregate principal amount of the 2038 Notes were validly tendered and not validly withdrawn. The Company has accepted for purchase (i) approximately $99.5 million aggregate principal amount of the 2037 Notes validly tendered and not validly withdrawn for an aggregate consideration of approximately $100.0 million, excluding accrued and unpaid interest, and (ii) approximately $187.8 million aggregate principal amount of the 2038 Notes validly tendered and not validly withdrawn for an aggregate consideration of approximately $185.0 million, excluding accrued and unpaid interest. Because the purchase of Notes of each series validly tendered and not validly withdrawn results in an aggregate purchase price that exceeds the applicable Tender Cap, the amount of Notes of each series purchased will be prorated as described in the Offer to Purchase. In accordance with the terms of the Tender Offers, Global Bondholder Services Corporation will promptly issue payment for the Notes accepted for purchase.

After the Company’s purchase of the Notes validly tendered and not validly withdrawn and accepted for purchase, approximately $14.8 million aggregate principal amount of the 2037 Notes and $11.9 million aggregate principal amount of the 2038 Notes will remain outstanding.

On January 5, 2017, the Company issued a press release announcing the results of the Tender Offers. A copy of this press release is attached hereto as Exhibit (a)(1)(D) and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offers” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 12.	Materials to Be Filed as Exhibits.

The Exhibit Index, which index follows the signature page to this Schedule TO and is incorporated herein by reference, sets forth a list of those exhibits filed herewith or incorporated by reference herein.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2017

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)*	—	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated December 6, 2016.

(a)(1)(B)*	—	Letter of Transmittal.

(a)(1)(C)*	—	Press Release dated December 6, 2016.

(a)(1)(D)	—	Press Release dated January 5, 2017.

(b)	—	Not applicable.

(d)(1)†	—
Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2) †
Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

(g)	—	Not applicable.

(h)	—	Not applicable.

* Previously filed with the Original Schedule TO (File No. 005-43515).
† Incorporated by reference as indicated.